TODOS MEDICAL LTD.
7 HAMADA STREET
REHOVOT, 7670301
ISRAEL

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TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D13491-P40068

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THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

TODOS MEDICAL LTD.

The Board of Directors recommends you vote FOR proposals 1 and 2.

		For	Against	Abstain
1.	Grant discretionary authority to the Company's Board of Directors to amend the Company's Articles of Association to effect one or more consolidations of the issued and outstanding ordinary shares, pursuant to which the ordinary shares would be combined and reclassified into one ordinary share at a ratio within the range from 1-for-10 up to 1-for-100, provided that, (X) that the Company shall not effect reverse share splits that, in the aggregate, exceed 1-for-100, and (Y) any reverse share split is completed no later than twelve months from the date upon which shareholders of the Company approve this proposal.	☐	☐	☐
2.	To approve the issuance of ordinary shares of the Company to Strategic Investment Holdings, LLC ("SIH") such that SIH will own $10 million of the Company's ordinary shares (of which $2 million in ordinary shares has already been issued to SIH) based upon a price per share equal to the 20 day trailing volume weight average price, in exchange for 100% ownership of Provista Diagnostics, Inc.	☐	☐	☐

NOTE: To transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please indicate if you plan to attend this meeting. ☐ **Yes** ☐ **No**

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Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

D13492-P40068

2020 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

TODOS MEDICAL LTD.

1 HaMada Street, Rehovot, Israel
May 11, 2020
4:00 p.m., Israel Time

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints each of Gerald Commissiong, CEO & Daniel Hirsch CFO, each as proxies, each with full power of substitution and re-substitution, to represent and vote as designated on the reverse side, all the ordinary shares of Todos Medical Ltd., held of record by the undersigned on April 13, 2020, at the Extraordinary General Meeting of Shareholders to be held at the offices of the Company at 1 HaMada Street, Rehovot, Israel, on Monday, May 11, 2020, at 4:00 p.m., local time or any adjournment or postponement thereof.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted "FOR" Proposal Nos. 1 and 2.

Address Changes/Comments: ______________________________

____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side